Exhibit 99.3
Denison Mines Corp.
Financial Statements
December 31, 2007

Responsibility for Financial Statements
The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.
The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.
The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and expresses their opinion on the consolidated financial statements and on internal control over financial reporting.

E. Peter Farmer	James R. Anderson
Chief Executive Officer	Executive Vice-President and
Chief Financial Officer
March 18, 2008
Management’s Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2007. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 excluded the operations of OmegaCorp, which was acquired by the Company effective August 1, 2007. OmegaCorp is a wholly-owned subsidiary of the Company. OmegaCorp total assets represented approximately 23% of the book value of consolidated total assets of the Company for the period ended December 31, 2007.
Changes to Internal Control over Financial Reporting
There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Independent Auditors’ Report
To the Shareholders of Denison Mines Corp.,
We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Denison Mines Corp. as at December 31, 2007 and audits of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.
Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Denison Mines Corp. as at December 31, 2007 and 2006, and the related consolidated statements of operations and deficit, comprehensive income and cash flows for the year ended December 31, 2007, the fifteen-month period ended December 31, 2006 and the year ended September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit of the Company’s financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s financial statements as at December 31, 2006 and for the fifteen-month period ended December 31, 2006 and the year ended September 30, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the year ended December 31, 2007, the fifteen-month period ended December 31, 2006 and the year ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.
Internal Control over Financial Reporting
We have also audited Denison Mines Corp.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As described in Management’s Report on Internal Controls over Financial Reporting, management has excluded OmegaCorp from its assessment of internal control over financial reporting as at December 31, 2007 because it was acquired by the Company effective August 1, 2007. We have also excluded OmegaCorp from our audit of internal control over financial reporting. OmegaCorp is a wholly-owned subsidiary whose total assets represent 23% of the related consolidated financial statement amounts as at and for the year ended December 31, 2007.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 18, 2008
Comments by Auditors on Canada — US Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to these consolidated financial statements. Our report to the shareholders dated March 18, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 18, 2008

DENISON MINES CORP.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2007	2006

ASSETS
Current
Cash and equivalents	$19,680	$69,127
Trade and other receivables	39,667	8,964
Note receivable (Note 22)	455	9,439
Inventories (Note 5)	30,921	21,553
Investments (Note 6)	13,930	—
Prepaid expenses and other	1,492	786

	106,145	109,869

Investments (Note 6)	20,507	16,600
Property, plant and equipment, net (Note 7)	727,823	403,571
Restricted investments (Note 8)	17,797	15,623
Intangibles (Notes 4 & 9)	6,979	10,844
Goodwill (Notes 4 & 10)	122,330	102,841

	$1,001,581	$659,348

LIABILITIES
Current
Accounts payable and accrued liabilities	$22,642	$6,737
Deferred revenue	—	3,839
Current portion of long-term liabilities:
Post-employment benefits (Note 11)	404	343
Reclamation and remediation obligations (Note 12)	565	524
Other long-term liabilities (Note 13)	6,619	4,683

	30,230	16,126

Deferred revenue	2,359	—
Provision for post-employment benefits (Note 11)	4,030	3,628
Reclamation and remediation obligations (Note 12)	19,824	17,923
Other long-term liabilities (Note 13)	7,343	9,489
Future income tax liability (Note 14)	141,525	92,204

	205,311	139,370

SHAREHOLDERS’ EQUITY
Share capital (Note 15)	662,949	548,069
Share purchase warrants (Note 16)	11,728	11,733
Contributed surplus (Notes 17 & 18)	25,471	30,752
Deficit	(14,834)	(62,078)
Accumulated other comprehensive income
Unrealized gains on investments (note 19)	18,100	—
Cumulative foreign currency translation gain (loss)	92,856	(8,498)

	796,270	519,978

	$1,001,581	$659,348

Issued and outstanding common shares (Note 15)	189,731,635	178,142,682

Contingent liabilities and commitments (Note 26)
On Behalf of the Board of Directors:

“E. Peter Farmer”	“Catherine J. G. Stefan”

Director	Director
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income
(Expressed in thousands of U.S. dollars except for per share amounts)

		Fifteen Months	Restated (Note 3)
	Year Ended	Ended	Year Ended
	December 31,	December 31,	September 30,
	2007	2006	2005

REVENUES (Note 22)	$76,764	$9,722	$131

EXPENSES

Operating expenses	47,038	7,023	2,542
Sales royalties and capital taxes	2,301	420	—
Mineral property exploration	20,963	14,790	8,108
General and administrative	13,469	11,379	4,537
Write-down of mineral properties (Note 7)	—	204	1,761

	83,771	33,816	16,948

Loss from operations	(7,007)	(24,094)	(16,817)
Other income, net (Note 20)	41,627	7,399	5,757

Income (loss) for the period before taxes	34,620	(16,695)	(11,060)

Income tax recovery (expense):
Current	(3,141)	—	—
Future	15,765	(303)	(390)

Net income (loss) for the period	$47,244	$(16,998)	$(11,450)

Deficit, beginning of period	$(62,078)	$(45,080)	$(32,856)

Retrospective effect of change in accounting policy for stock-based compensation expense (Note 3)	—	—	(774)

Deficit, beginning of period as restated	(62,078)	(45,080)	(33,630)

Deficit, end of period	$(14,834)	$(62,078)	$(45,080)

Net income (loss) for the period	$47,244	$(16,998)	$(11,450)
Change in unrealized gains in investments	(6,742)	—	—
Change in foreign currency translation	101,354	(8,498)	—

Comprehensive income (loss)	$141,856	$(25,496)	$(11,450)

Net income (loss) per share
Basic	$0.25	$(0.18)	$(0.14)
Diluted	$0.24	$(0.18)	$(0.14)

Weighted-average number of shares outstanding (in thousands)
Basic	188,722	94,238	80,575
Diluted	193,613	94,238	80,575

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Fifteen Months	Restated (Note 3)
	Year Ended	Ended	Year Ended
	December 31,	December 31,	September 30,
CASH PROVIDED BY (USED IN):	2007	2006	2005

OPERATING ACTIVITIES
Net income (loss) for the period	$47,244	$(16,998)	$(11,450)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	13,386	850	549
Stock-based compensation	1,382	6,203	1,180
Gain on timing and estimate revision of asset retirement obligations	—	(3,065)	—
Equity loss of Fortress Minerals Corp.	—	4,003	1,493
Dilution gain	—	(7,167)	(2,098)
Minority interest	—	—	(917)
Net (gain) loss on sale of assets	(45,446)	273	(2,976)
Mineral property write-downs	—	204	1,761
Other non-cash	2,425	—	—
Change in future income taxes	(15,765)	304	390
Net change in non-cash working capital items (Note 24)	(26,310)	(12,101)	(124)

Net cash used in operating activities	(23,084)	(27,494)	(12,192)

INVESTING ACTIVITIES
Acquisition of businesses, net of cash and equivalents acquired and acquisition costs (Note 4)	(158,583)	60,219	—
Decrease in notes receivable	9,778	—	—
Purchase of long-term investments	(1,458)	(2,158)	(1,259)
Proceeds from sale of long-term investments	52,870	—	4,303
Expenditures on property, plant and equipment	(59,578)	(11,253)	(2,405)
Proceeds from sale of property, plant and equipment	33	—	100
Increase in restricted investments	(1,531)	(1,056)	(458)

Net cash provided by (used in) investing activities	(158,469)	45,752	281

FINANCING ACTIVITIES
Decrease in other long-term liabilities	(50)	(21)	(15)
Issuance of common shares for cash:
New share issues	102,151	42,526	5,574
Exercise of stock options and warrants	5,114	3,330	418

Net cash provided by financing activities	107,215	45,835	5,977

Foreign exchange effect on cash and equivalents	24,891	(1,077)	—

Net increase (decrease) in cash and equivalents	(49,447)	63,016	(5,934)
Cash and equivalents, beginning of period	69,127	6,111	12,045

Cash and equivalents, end of period	$19,680	$69,127	$6,111

Supplemental cash flow information (Note 24)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Denison Mines Corp. is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide, or V2O5. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

In August 2006, the Company changed its fiscal year end from September 30 to December 31 to align its reporting periods with that of its peers in the uranium industry. The Company had elected to use a 15-month period ending December 31, 2006 for its audited consolidated financial statements as permitted under Canadian securities regulation. References to “2007”, “2006” and “2005” refer to the year ended December 31, 2007, the 15-month period ended December 31, 2006 and the year ended September 30, 2005 respectively.
2.	SUMMARY OF SIGNIFICANT MINING INTERESTS AND ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). All adjustments considered necessary by management for fair presentation have been included in these financial statements. Differences between Canadian GAAP and those generally accepted accounting principles and practices in the United States (“U.S. GAAP”) that would have a significant impact on these financial statements are disclosed in Note 28.

     Significant Mining Interests
The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at December 31, 2007:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Sunday Mine	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%

     Significant Accounting Policies
The principal accounting policies and practices under Canadian GAAP followed by the Company in the preparation of these financial statements are summarized below:
a)	Principles of Consolidation
These consolidated financial statements include the accounts of Denison Mines Corp., its subsidiaries and its share of assets, liabilities, revenues and expenses of jointly-controlled companies and unincorporated ventures proportionate to the Company’s percentage ownership or participating interest. All significant intercompany balances and transactions have been eliminated on consolidation.
The companies and ventures controlled by Denison Mines Corp. are consolidated using the full consolidation method. Control is defined as the direct or indirect power to govern a company’s financial and operating policies in order to benefit from its activities.
The companies and ventures jointly controlled by Denison Mines Corp. are consolidated using the proportionate consolidation method. Joint control is deemed to exist when agreements exist that require that material changes to the operating, investing and financing policies of such company or venture be approved by a percentage of the participating interest sufficiently high enough to prevent any one participant from exercising unilateral control.
The companies and ventures in which Denison Mines Corp. exercises significant influence over financial policy and management (“associates”) are accounted for using the equity method. In determining whether significant influence exists, the Company evaluates a number of criteria including the percentage of voting interest held, and representation on the board of directors or in senior management.
Variable Interest Entities (“VIEs”) (which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures) are consolidated by the Company if it is the primary beneficiary who will absorb the majority of the entities expected losses and / or expected residual returns in accordance with the guidance in Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities”.
(a)	Use of Estimates
The presentation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and related note disclosures. Although the Company regularly reviews the estimates and assumptions that affect these financial statements, actual results may be materially different. Significant estimates and assumptions made by management relate to the determination of economic lives, recoverability of and reclamation obligations for property, plant and equipment and the evaluation of post-employment benefits, future income taxes, contingent liabilities and stock-based compensation.
(b)	Foreign Currency Translation
As of December 1, 2006, the Company’s currency of measurement for its Canadian operations, including those acquired under the business combination with Denison Mines Inc., is the Canadian dollar. As the Company’s reporting currency is the U.S. dollar, the Company applies the current rate method for translation of the Company’s net investment in its Canadian operations. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the U.S. dollar are translated at the average rate in effect during the period. Translation gains and losses are recorded in other comprehensive income which will be recognized in the results of operations upon the substantial disposition, impairment, liquidation or closure of the investment that gave rise to such amounts.
Prior to December 1, 2006, the Company’s primary currency of measurement and reporting was the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar were translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the U.S. dollar were translated at the exchange rate in effect at the transaction date. Revenues and expenses denominated in currencies other than the U.S. dollar were translated at the average rate in effect during the period, with the exception of depreciation and amortization which were translated at historical rates. Translation gains and losses were recorded in the results of operations for the period.
(c)	Income Taxes
Income taxes are accounted for using the liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases using enacted or substantively enacted tax rates expected to apply to taxable income during the years in which the differences are expected to be recovered or settled. The recognition of future income tax assets such as tax losses available for carry forward are limited to the amount that is “more likely than not” to be realized.
(d)	Flow-Through Common Shares
The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the tax benefits of the eligible exploration expenditures incurred under this arrangement are renounced to the subscribers. In accordance with Emerging Issues Committee (“EIC”) Abstract No. 146: Flow-Through Shares applicable for flow-through financings initiated after March 19, 2004, the foregone tax benefits to the Company are recognized by reducing the proceeds received from these financings by the tax effects of the renunciation to the subscribers at the time of renunciation by the Company.
(e)	Cash and Equivalents
Cash and equivalents consist of cash on deposit and highly-liquid, short-term money market instruments which, on acquisition, have terms to maturity of three months or less. Cash and equivalents which are subject to restrictions that prevent its use for current purposes are classified as restricted investments.
(f)	Inventories
Expenditures, including depreciation, depletion and amortization of assets, incurred in the mining and processing activities that will result in future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average cost or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.
Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred (including overburden removal and in-pit stripping costs) and removed from the stockpile based upon the average cost per ton or tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.
In-process and concentrate inventories include the cost of the ore removed from the stockpile as well as production costs incurred to convert the ore into a saleable product. Conversion costs typically include labor, chemical reagents and certain mill overhead expenditures. Items are valued according to the first-in first-out method (FIFO) or at weighted average cost, depending on the type of inventory or work-in-process.
Mine and mill supplies are valued at the lower of average cost and replacement cost.
(g)	Investments
Portfolio investments over which the Company does not exercise significant influence are accounted for as available for sale securities.
Investments in affiliates over which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and adjusted to recognize the Company’s share of earnings or losses, reduced by dividends and distributions received.

(h)	Property, Plant and Equipment
      Plant and equipment
Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation. Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense.
      Mineral Property Acquisition, Exploration and Development Costs
Mineral property costs include acquisition costs relating to acquired mineral use rights and are capitalized.
Expenditures are expensed as incurred on mineral properties not sufficiently advanced as to identify their development potential. At the point in time that a mineral property is considered to be sufficiently advanced and development potential is identified, all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include further exploration, costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.
Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.
      Impairment of Long-Lived Assets
The Company applies CICA Handbook Section 3063: Impairment of Long-Lived Assets which provides standards for the recognition, measurement and disclosure of impairment of long-lived assets including property, plant and equipment.
Long-lived assets are assessed by management for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value and is charged to the results of operations. Fair value represents future undiscounted cash flows from an area of interest, including estimates of selling price and costs to develop and extract the mining assets.
(i)	Asset Retirement Obligations
The Company applies CICA Handbook Section 3110: Asset Retirement Obligations which provides standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.
Asset retirement obligations, any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, if a reasonable estimate of fair value can be determined. These obligations are measured initially at fair value and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows are immediately recognized as an increase or decrease in the carrying amounts of the liability and related assets. These costs are amortized to the results of operations over the life of the asset.
The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.
(j)	Goodwill and Other Intangibles
Business combinations are accounted for under the purchase method of accounting whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over the fair value is recorded as goodwill. The Company evaluates the carrying amount of goodwill at least annually to determine whether events or changes in circumstances indicate that such carrying amount may no longer be recoverable. Any impairment as determined in accordance with CICA Handbook Section 3062: Goodwill and Other Intangible Assets is charged to operations.
(k)	Post-Employment Benefits
The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired on immediate pension from active service prior to 1997. The estimated cost of providing these benefits was actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group.
(l)	Fair Values
The carrying amounts for cash and equivalents, trade and other receivables, notes receivable and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments. The fair value of other long-term liabilities approximates book value unless otherwise disclosed. Fair value estimates are made at the balance sheet date, based on relevant market data.
(m)	Revenue Recognition
Revenue from the sale of uranium concentrate to customers is recognized when title to the product passes to the customer and delivery is effected by book transfer.
Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. In general, the Company collects a recycling fee for receipt of the material and/or receives the proceeds from the sale of any uranium concentrate and other metals produced. Deferred revenues represent processing proceeds received on delivery of materials but in advance of the required processing activity.
Revenue on decommissioning contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.
Management fees earned from UPC are recognized as earned on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC is recognized on the date when title passes to UPC.
Revenues are recognized only to the extent they are reasonably considered to be collectible.
(n)	Stock-Based Compensation
Effective October 1, 2004, the Company retrospectively adopted, without restatement, the amended standards of CICA Handbook Section 3870: Stock-Based Compensation and Other Stock-Based Payments (“Section 3870”) which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.
Section 3870 requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. The fair value of stock options granted is recognized on a straight-line basis over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.
(o)	Earnings (Loss) per Share
Basic earnings (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding for the period. The Company follows the “treasury stock” method in the calculation of diluted earnings per share. Under this method, the calculation of diluted earnings per share assumes that the proceeds to be received from the exercise of “in the money” stock options and warrants are applied to repurchase common shares at the average market price for the period. The calculation of diluted loss per share does not make this assumption as the result would be anti-dilutive.
(p)	Financial Instruments — Recognition and Measurement
CICA Handbook Section 3855: Financial Instruments — Recognition and Measurement establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement.
     Recent Pronouncements
The CICA issued the following accounting standards effective for the fiscal years beginning on or after October 1, 2007 and January 1, 2008:
a)	Accounting Standards Section 3031 “Inventories” provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories and is effective for the fiscal years beginning on or after January 1, 2008.

b)	Accounting Standards Section 3862 “Financial Instruments — Disclosures” requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks. This accounting standard is effective for fiscal years beginning on or after October 1, 2007.

c)	General Accounting Section 1535 “Capital Disclosures” requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.

d)	Effective January 1, 2009, the Company will adopt Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.
     Comparative Numbers
Certain classifications of the comparative figures have been changed to conform to those used in the current period.
3.	CHANGE IN ACCOUNTING POLICIES

The Company adopted the following new accounting standards effective January 1, 2007:
a)	CICA Handbook Section 1530: “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The impact of this new standard is discussed below in c);

b)	CICA Handbook Section 3251: “Equity” establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Company did not have a material impact;

c)	CICA Handbook Section 3855: “Financial Instruments — Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses are then realized and reclassified to the income statement. At December 31, 2006, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income; and

d)	CICA Handbook Section 1506: Accounting Changes (“CICA 1506”) effective for fiscal years beginning on or after January 1, 2007 establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.

     Exploration Expenditures
In 2006, the Company adopted the policy of expensing exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.
The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.
The Company has adopted this change in accounting policy on a retrospective basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.
Results for the 2005 period have been restated to reflect this change in accounting policy. The following table summarizes the effects of this change in accounting policy:

	As Previously
(in thousands)	Reported	Adjustment	As Restated

Balance Sheet at September 30, 2005:
Long-term investments	$4,938	$(1,124)	$3,814
Property, plant & equipment	16,631	(9,864)	6,767
Future income tax liability	1,461	(1,071)	390
Share capital	56,146	2,019	58,165
Deficit	(33,144)	(11,936)	(45,080)

2005 Statement of Operations and Deficit
Mineral property exploration	98	8,010	8,108
Write-down of mineral properties	1,870	(109)	1,761
Equity in loss of Fortress Minerals Corp.	679	814	1,493
Income tax expense	27	363	390
Net loss for the year	(2,372)	(9,078)	(11,450)

2005 Statement of Cash Flows
Stock-based compensation	948	232	1,180
Write-down of mineral properties	1,870	(109)	1,761
Change in future income taxes	27	363	390
Equity in loss of Fortress Minerals Corp.	679	814	1,493
Net cash used in operating activities	(4,414)	(7,778)	(12,192)
Expenditures on mineral properties	(9,265)	7,778	(1,487)
Net cash provided by (used in) investing activities	(7,497)	7,778	281

     Stock-Based Compensation
Effective October 1, 2004, the Company adopted the amended standards of CICA Handbook Section 3870 which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees. The intrinsic value-based method of accounting was applied to stock options granted to employees which did not result in additional stock-based compensation expense as the exercise price was equal to the market price on the grant date. Pro forma disclosure of net income (loss) and earnings (loss) per share had the fair value-method been applied to stock options granted to employees was required.
The Company has adopted the amendments to CICA Handbook Section 3870 on a retrospective basis without restatement of periods prior to October 1, 2004. As a result, a cumulative adjustment of $774,000 to opening deficit effective October 1, 2004 has been reported separately on the consolidated statements of deficit. This adjustment represents the fair value of stock options granted to employees of $738,000 during 2004 and $36,000 during 2003.

4.	ACQUISITIONS

Acquisition of OmegaCorp Limited (“Omega”)

In 2007, the Company acquired 154,250,060 common shares of Omega and initiated compulsory acquisition proceedings for the remaining shares that it did not yet own. The cost of this investment, which was settled in cash, was $167,204,000. The Company has determined that it exercises control over Omega and is using the full consolidation method to account for this investment effective August 1, 2007. Prior to this date, the investment was being accounted for using the fair value method.

The preliminary allocation of the purchase price for Omega is based on management’s estimate of the cost of the acquisition and is summarized below.

Omega
Fair Value
August 1,
(in thousands)	2007

Cash and equivalents	$8,621
Trade and other receivables	243
Long-term investments	3,022
Property, plant and equipment
Plant and equipment	199
Mineral properties	208,088

Total assets	220,173

Accounts payable and accrued liabilities	947
Future income tax liability	52,022

Total liabilities	52,969

Net assets purchased	$167,204

Omega’s assets and liabilities were measured at their individual fair values as of August 1, 2007. The majority of the fair value has been allocated to the Mutanga project mineral property resources included in the property, plant and equipment value above. In arriving at these preliminary fair values, management has made assumptions, estimates and assessments at the time these financial statements were prepared. The future income tax liability as a result of these fair value adjustments has been estimated based on the income tax rates that management believes are most applicable to the operations acquired. In Zambia, the income tax rate used in the estimate was 25%.
Subsequent to the 2007 year-end, the Zambian government proposed enactment of legislation which would increase the income tax rate for mining companies from 25% to 30%. The Company is still evaluating the impact of this proposed legislative change.
Acquisition of Denison Mines Inc. (“DMI”)
Effective December 1, 2006, International Uranium Corporation (“IUC”) completed the acquisition of Denison Mines Inc. (“DMI”) pursuant to the terms of an arrangement agreement dated September 18, 2006, as amended and restated on October 16, 2006 (the “Arrangement”). Under the Arrangement, IUC and DMI entered into a business combination by way of a plan of arrangement whereby IUC acquired all of the issued and outstanding shares of DMI in a share exchange at a ratio of 2.88 common shares of IUC for each common share of DMI. Immediately thereafter, the pre-Arrangement shareholders of IUC and DMI each owned 50.2% and 49.8%, respectively, of the Company with 177,648,226 common shares issued and outstanding, excluding the effects of outstanding stock options and share purchase warrants.
Concurrent with the Arrangement, the Company changed its name from International Uranium Corporation to Denison Mines Corp. (“DMC”).
DMI was formed by arrangement under the OBCA and, prior to the Arrangement, its common shares were publicly traded on the TSX under the symbol DEN. DMI is engaged in uranium mining and related activities and its assets include a 22.5% interest in the McClean Lake mill and nearby mines and an environmental services division which provides mine decommissioning and decommissioned site monitoring services for third parties.

The purchase price calculation for the Arrangement is summarized below (in thousands, except for per share amounts):

DMI common shares outstanding	30,552
Exchange ratio	2.88

Common shares of IUC issued to DMI shareholders	87,991
Fair value per share of each IUC common share issued, in CDN$	$5.74

Fair value of common shares issued by the Company, in CDN$	$505,069
Canadian/U.S. dollar exchange rate	1.1449

Fair value of common shares issued by the Company	$441,147
Fair value of DMI share purchase warrants assumed by the Company	11,744
Fair value of DMI stock options assumed by the Company	25,635
Direct acquisition costs incurred by the Company	3,414

Purchase price	$481,940

The fair value per share of each IUC common share represents the weighted-average closing price of the two days before, day of and two days after the day the Arrangement was announced on September 18, 2006. The calculation of the fair value of the share purchase warrants assumed by the Company to replace those of DMI was based on the weighted-average closing price of each warrant series for the two days before, day of and two days after the day the Arrangement was announced on September 18, 2006. The calculation of the fair value of stock options assumed by the Company to replace those of DMI was determined using the Black-Scholes option pricing model. Each DMI stock option and warrant will provide the holder the right to acquire a common share of the Company when presented for exercise adjusted by the exchange ratio above.
The fair value of the share purchase warrants assumed by the Company to replace those of DMI totaled $11,744,000 (CDN$13,445,000) and was based on a fair value of $1.23 (CDN$1.40) per share. As at December 1, 2006, DMI had outstanding share purchase warrants to purchase 1,099,051 common shares of DMI exercisable at CDN$15.00 per share (the “November 2004” series) and outstanding share purchase warrants to purchase 2,225,000 common shares of DMI exercisable at CDN$30.00 per share (the “March 2006” series). Each warrant assumed is exercisable for 2.88 shares of the Company (see note 16).
The fair value of the stock options assumed by the Company to replace those of DMI totaled $25,635,000 (CDN$29,349,000). The calculation of this fair value of $6.31 (CDN$7.22) per share was estimated as of December 1, 2006 using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 3.90%, expected stock price volatility of 50%, expected life of 3.75 to 4.93 years and expected dividend yield of Nil. As at December 1, 2006, DMI had outstanding fully-vested stock options to purchase 1,411,000 common shares of DMI exercisable at a weighted-average price of CDN$11.15 per share with various expiry dates to October 4, 2016.

The allocation of the purchase price is based on management’s estimate of the fair values after giving effect to the Arrangement as summarized below:

DMI
Fair Value
December 1,
(in thousands)	2006

Cash and equivalents	$63,634
Other current assets	25,067
Long-term investments	7,596
Property, plant and equipment
Plant and equipment	70,134
Mineral properties	325,618
Restricted investments	1,990
Intangibles
UPC management contract	6,463
Goodwill	105,915

Total assets	606,417

Current liabilities
Account payable and accruals	6,234
Fair value of sales and toll milling contracts	6,201
Provision for post-employment benefits	3,692
Reclamation and remediation obligations	7,888
Other long-term liabilities
Fair value of sales and toll milling contracts	9,520
Other	33
Future income tax liability	90,909

Total liabilities	124,477

Net assets purchased	$481,940

The Arrangement has been accounted for under the purchase method with IUC as the acquirer for accounting purposes. In making this determination, management considered the relative shareholdings of the combined company, the premium paid by IUC to acquire DMI and the composition of the board of directors and the executive management team.

DMI’s assets and liabilities were measured at their individual fair values as of December 1, 2006. In arriving at these fair values, management has made assumptions, estimates and assessments at the time these financial statements were prepared. The company engaged independent valuators to assist in the determination of the fair values of the significant assets and liabilities acquired. The future income tax liability as a result of these fair value adjustments has been estimated based on a statutory income tax rate of 31%.

In 2007, the Company adjusted the fair value of the UPC management contract. The estimated useful life of the contract was reduced to 8 years from 13 years and the associated discounted cash flow stream was decreased by CDN$4,600,000. The fair value adjustment (net of future tax effects) has been reclassified to goodwill. The intangible asset is being amortized over its estimated life of 8 years (see note 9 and 10).
5.	INVENTORIES
The inventories balance consists of:

	December 31,	December 31,
(in thousands)	2007	2006

Uranium and vanadium concentrates	$8,344	$9,758
Inventory of ore in stockpiles	19,289	8,817
Mine and mill supplies	3,288	2,978

	$30,921	$21,553

6.	INVESTMENTS
The investments balance consists of:

	December 31,	January 1,	December 31,
(in thousands)	2007	2007	2006

Portfolio investments
At accounting cost (1)	$16,234	$10,249	$10,249
Excess of market value over cost	18,203	25,008	—
Investments in affiliates (2)
Fortress Minerals Corp.	—	6,351	6,351

	$34,437	$41,608	$16,600

Investments:
Current	13,930	—	—
Long-term	20,507	41,608	16,600

	$34,437	$41,608	$16,600

(1)	For accounting purposes, effective January 1, 2007, portfolio investments are carried at fair value on the balance sheet. The adjustments to fair value have been reflected in other comprehensive income net of tax;

(2)	Investments in affiliates are those in which the Company exercises significant influence. For accounting purposes, these investments are accounted for using the equity method and are not carried at fair value.
Portfolio investments
At December 31, 2007, portfolio investments consist of common shares of six publicly-traded companies (and options to acquire additional shares in two of them) at an accounting cost of $16,234,000 (December 31, 2006: $10,249,000) and an aggregate market value of $34,437,000 (December 31, 2006: $35,257,000). The options entitle the Company to purchase an additional 7,500,000 common shares for a total exercise price of $1,362,000.

During 2007, the Company acquired additional equity interests in portfolio investments at a cost of $1,458,000 (2006: $634,000).

During 2007, the Company sold 1,152,000 common shares of Energy Metals Corp (“EMC”) for cash consideration of approximately CDN$18,754,000. The resulting gain has been included in net other income in the statement of operations (see note 20). The Company no longer holds a common share interest in EMC.
Investments in affiliates
At December 31, 2007, the Company held nil common shares (December 31, 2006: 30,598,750 common shares) of Fortress Minerals Corp. (“Fortress”), representing 0.0% (December 31, 2006: 44.39%) of its issued and outstanding common shares.

During 2007, the Company sold 30,598,750 common shares of Fortress for cash consideration of approximately CDN$38,067,000. The resulting gain has been included in net other income in the statement of operations (see note 20). The Company no longer holds a common share interest in Fortress.

During 2006, the Company participated in private placements to purchase 1,866,250 common shares of Fortress at a total cost of $1,524,000 (CDN$1,745,000).

The Company’s investment in Fortress has been subject to varying degrees of ownership interest. These financial statements include the accounts of Fortress Minerals Corp. on a consolidated basis for the period from October 1, 2004 to April 29, 2005. For the period from April 30, 2005 to September 30, 2005, the fifteen month period ended December 31, 2006 and the six month period ended June 30, 2007, the equity method was used. The equity method was discontinued subsequent to June 30, 2007 and the appropriate portion of the cumulative equity accounting adjustments were derecognized at the time of the common share sales and included in the gain referred to above.

In 2006, the Company recognized a dilution gain of $7,167,000 offset by a loss in equity of $4,003,000 associated with its investment in Fortress.

7.	PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of:

	December 31,	December 31,
(in thousands)	2007	2006

Cost, net of write-downs
Plant and equipment
Mill and mining related	$135,375	$83,354
Environmental services and other	2,742	1,662
Mineral properties	609,569	326,334

	747,686	411,350

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	9,182	6,326
Environmental services and other	843	457
Mineral properties	9,838	996

	19,863	7,779

Property, plant and equipment, net	$727,823	$403,571

Net book value
Plant and equipment
Mill and mining related	$126,193	$77,028
Environmental services and other	1,899	1,205
Mineral properties	599,731	325,338

	$727,823	$403,571

Plant and Equipment — Mill and Mining Related
The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. Mined ore from these mines will be processed at the White Mesa mill.

The Company has a 22.5% interest in the McClean Lake mill and mines located in the Athabasca Basin of Saskatchewan, Canada. The McClean Lake mill achieved commercial production levels on November 1, 1999 and has been constructed to process ore from the McClean Lake mine as well as other deposits in the area. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of a substantial portion of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of future toll milling revenue.
Plant and Equipment — Environmental Services and Other
The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.
Mineral Properties
The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. The most significant of these interests are as follows:
Canada
The Company has a 22.5% interest in the McClean project and a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada. These projects are in the development stage and were acquired by the Company in 2006, along with some other exploration projects, as part of the DMI acquisition (see note 4).

Other significant mineral property interests that the Company has in Canada include:
a)	Moore Lake — the Company has a 75% interest in the project (located in the Athabasca Basin) subject to a 2.5% net smelter return royalty;

b)	Wheeler River — in October 2004, the Company entered into an option agreement with its joint venture partners to earn a further 20% ownership interest in the Wheeler project by funding CDN$7,000,000 in exploration expenditures over the next 6 years. During 2007, the Company fulfilled its obligations under the option agreement and increased its ownership interest in the project from 40% to 60%; and

c)	Wolly — In October 2004, the Company entered into an option agreement with its joint venture partners to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at December 31, 2007, the Company has incurred a total of CDN$2,560,000 towards this option and has earned a 6.5% ownership interest in the project under the phase-in ownership provisions of the agreement.
United States
During 2007 and 2006, the Company commenced mining activities through the re-opening of some of its U.S. mines in Colorado, Utah and Arizona which had been shut down since 1999.

In March 2007, the Company acquired certain uranium deposits located in the Arizona Strip district in northeastern Arizona for cash consideration of $5,500,000 (excluding deal costs) plus a 1% royalty.

In January 2007, the Company completed a mineral property acquisition in the Henry Mountains district by issuing an additional 103,000 shares at a value of $947,000 (see note 15).
Mongolia
The Company has a 70% interest in and is the managing partner of the Gurvan Saihan Joint Venture in Mongolia. The results of the Gurvan Saihan Joint Venture have been included in these financial statements on a consolidated basis since the Company exercises control.

During 2006, the Company recorded a write-down of mineral property acquisition costs totaling $204,000 relating to certain of its Mongolian uranium properties due to exploration program results that did not warrant further work. Many of these properties were grass roots exploration prospects licensed in 2004 on the basis of favorable geology and radiometric anomalies. The properties were aggressively explored in 2005 and 2006.

During 2005, the Company recorded a write-down of mineral property acquisition costs of $1,761,000 relating to a decision by Fortress not to pursue its option on the Shiveen Gol Property, a precious/base metal property located in Mongolia.
Zambia
In August 2007, the Company acquired certain uranium deposits located in Zambia in conjunction with its purchase of Omega. The deposits, which are part of the Mutanga project, have been assigned a fair value of $208,088,000 (see note 4).
8.	RESTRICTED INVESTMENTS
The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	December 31,	December 31,
(in thousands)	2007	2006

U.S. mill and mine reclamation	$15,849	$13,667
Elliot Lake reclamation trust fund	1,948	1,541
Letter of credit collateral	—	415

	$17,797	$15,623

U.S. Mill and Mine Reclamation
The Company has cash and cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. In 2007, the Company deposited an additional $982,000 into its collateral account.

Elliot Lake Reclamation Trust Fund
The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective September 30, 1994 (“Agreement”) with the Governments of Canada and Ontario. The Agreement requires the Company to deposit 90% of cash flow, after deducting permitted expenses, into the Reclamation Trust Fund. A subsequent amendment to the Agreement provides for the suspension of this obligation to deposit 90% of cash flow into the Reclamation Trust Fund, provided funds are maintained in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs. In 2007, the Company deposited an additional CDN$552,000 into the Reclamation Trust Fund.
Letter of Credit Collateral
As at December 31, 2006, the Company had $415,000 of cash and cash equivalents restricted as collateral for certain letters of credit associated with performance obligations under a completed contract of its environmental services division. This obligation ended in 2007.
9.	INTANGIBLES
A continuity summary of intangibles is presented below:

	December 31,	December 31,
(in thousands)	2007	2006

Intangibles, beginning of period	$10,844	$625

Acquisition related additions	—	10,481
Fair value allocation adjustments	(4,279)	—
Amortization	(958)	(78)
Foreign exchange	1,372	(184)

Intangibles, end of period	$6,979	$10,844

Intangibles, by item:
UPC management contract	6,495	10,297
Urizon technology licenses	484	547

	$6,979	$10,844

UPC Management Contract
The UPC management contract is associated with the acquisition of DMI (see note 4). The initial fair value of $10,481,000 was determined using a discounted cash flow approach after taking into account an appropriate discount rate. In 2007, the Company adjusted the fair value of the contract by $4,279,000 and adjusted the estimated useful life of the contract to 8 years. The contract is being amortized over its 8 year estimated useful life. The fair value adjustment (net of future tax effects) has been reclassified to goodwill.
Urizon Technology Licenses
The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) (the “Urizon” joint venture) to pursue an alternate feed program for the White Mesa mill. NFS contributed its technology license to the joint venture while the Company contributed $1,500,000 in cash together with its technology license. The accounts of Urizon have been included in the Company’s consolidated financial statements on a proportionate consolidation basis. The joint venture has no cash flows arising from investing or financing activities.

This Urizon technology license is being amortized over an estimated useful life of 12 years and represents the Company’s 50% interest in Urizon’s technology licenses.

10.	GOODWILL
A continuity summary of goodwill is presented below:

	December 31,	December 31,
(in thousands)	2007	2006

Goodwill, beginning of period	$102,841	$—

Acquisition related additions	—	104,682
Fair value allocation adjustments	1,314	—
Foreign exchange	18,175	(1,841)

Goodwill, end of period	$122,330	$102,841

Goodwill, by business unit:
Canada mining segment	$122,330	$102,841

The Company’s acquisition of DMI was accounted for using the purchase method. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill. Under GAAP, goodwill is not amortized and is tested annually for impairment. The goodwill has been allocated to the Company’s Canadian mining segment.

In 2007, the Company finalized the purchase price allocation associated with its acquisition of DMI resulting in an increase in goodwill of $1,314,000.
11.	POST-EMPLOYMENT BENEFITS
The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is October 1, 2005. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below.

Discount rate	5.25%
Initial medical cost growth rate per annum	12.00%
Medical cost growth rate per annum decline to	6.00%
Year in which medical cost growth rate reaches its final level	2011
Dental cost growth rate per annum	4.00%

A continuity summary of post-employment benefits is presented below:

	December 31,	December 31,
(in thousands)	2007	2006

Liability, beginning of period	$3,971	$—

Acquisition related additions	—	4,041
Benefits paid	(432)	(16)
Interest cost	215	16
Foreign exchange	680	(70)

Liability, end of period	$4,434	$3,971

Post-employment benefits liability by duration:
Current	$404	$343
Non-current	4,030	3,628

	$4,434	$3,971

12.	RECLAMATION AND REMEDIATION OBLIGATIONS

A continuity summary of reclamation and remediation obligations is presented below:

	December 31,	December 31,
(in thousands)	2007	2006

Reclamation obligations, beginning of period	$18,447	$12,935

Acquisition related additions	—	8,360
Accretion	1,364	50
Expenditures incurred	(436)	(39)
Liability adjustments	(449)	(2,712)
Foreign exchange	1,463	(147)

Reclamation obligations, end of period	$20,389	$18,447

Site restoration liability by location:
U.S. Mill and Mines	$10,467	$10,223
Elliot Lake	8,319	6,956
McClean Lake and Midwest Joint Ventures	1,603	1,268

	$20,389	$18,447

Site restoration liability :
Current	$565	$524
Non-current	19,824	17,923

	$20,389	$18,447

Site Restoration: U.S. Mill and Mines

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The current estimate for the White Mesa mill and U.S. mines are $8,809,000 and $1,658,000, respectively. The above accrual represents the company’s best estimate of the present value of future reclamation costs, discounted at 7.5%. The undiscounted amount of estimated future reclamation costs is $14,801,000.

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 7.5%. The undiscounted amount of estimated future reclamation costs is $25,372,000

Spending on restoration activities at the Elliot Lake site are funded from monies in the Elliot Lake Reclamation Trust fund (Note 8).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 7.5%. The undiscounted amount of estimated future reclamation costs is $17,245,000.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province. The Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment totalling CDN$8,064,000.

13.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	December 31,	December 31,
(in thousands)	2007	2006

Long-term debt:
Capital lease obligations	$100	$100
Notes payable	42	85
Unamortized fair value of sales and toll milling contracts	13,820	13,987

	$13,962	$14,172

Other long-term liabilities:
Current	6,619	4,683
Non-current	7,343	9,489

	$13,962	$14,172

Long-Term Debt and Lines of Credit

A Canadian chartered bank has provided DMI with a credit facility pursuant to a credit agreement dated effective November 2, 2005. The credit facility is a revolving CDN$500,000 facility with a one year term (subject to renewals) collateralized by all present and future assets of DMI and its subsidiaries. Interest under the credit facility is incurred based on bankers acceptances plus 2% or the lender’s prime rate plus 1%. To date, the Company has not incurred any indebtedness under the facility (see note 27).

14.	INCOME TAXES

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. A reconciliation of the combined Canadian federal and provincial income tax rate to the Company’s effective rate of income tax is as follows:

			Restated (Note 3)
(in thousands)	2007	2006	2005

Combined basic tax rate	36%	36%	40%

Income (loss) from operations before taxes	$34,620	$(16,695)	$(11,060)

Income tax expense (recovery) at basic tax rate	12,465	(6,010)	(4,425)
Non-deductible amounts	796	1,933	994
Non-taxable amounts	(8,712)	—	—
Flow through shares renounced	—	4,036	1,434
Difference in foreign tax rates	748	(222)	627
Change in valuation allowance	(6,133)	337	(149)
Tax losses not tax benefited	1,906	—	—
Impact of legislative changes	(10,797)	—	—
Other	(2,897)	229	1,909

Tax expense (recovery) per consolidated financial statements	$(12,624)	$303	$390

The tax effects of temporary differences resulting in future income tax assets and future income tax liabilities are presented below:

			Restated (Note 3)
	December 31,	December 31,	September 30,
(in thousands)	2007	2006	2005

Future income tax assets:
Property, plant and equipment, net	$9,755	$2,277	$1,074
Intangibles	106	81	50
Deferred revenue	944	1,535	1,509
Post-employment benefits	1,208	1,255	—
Reclamation and remediation obligations	2,271	2,162	—
Other long-term liabilities	3,732	4,336	—
Tax loss carryforwards	1,735	7,461	4,846
Other	3,347	1,482	106

	23,098	20,589	7,585

Future income tax liability:
Inventory	(3,492)	(2,579)	—
Long-term investments	(4,517)	(1,498)	—
Property, plant and equipment, net	(146,764)	(95,149)	—
Intangibles	(1,770)	(3,254)	—
Reclamation and remediation obligations	—	—	(421)
Other	—	(2,812)	(390)

Net future tax asset (liability)	(133,445)	(84,703)	6,774

Valuation allowance	(8,080)	(7,501)	(7,164)

Net future income tax assets (liabilities)	$(141,525)	$(92,204)	$(390)

Management believes that sufficient uncertainty exists regarding the realization of certain future income tax assets and liabilities that a valuation allowance is required.

At December 31, 2007, the Company had the following non-capital loss carry-forwards available for tax purposes:

	Amount
Country	(in thousands)	Expiry

Australia	$5,288	Unlimited
Zambia	$567	2011-2012

The tax benefit of the above Zambian non-capital loss carry-forwards has not been recognized in the financial statements.

15.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at September 30, 2005	81,569,066	$58,165

Issued for cash:
New issue gross proceeds	6,850,000	43,703
New issue gross issue costs	—	(1,177)
Exercise of stock options	1,726,696	3,305
Exercise of share purchase warrants	5,760	26
Acquisition of Denison Mines Inc.	87,991,160	441,147
Fair value of stock options exercised	—	2,889
Fair value of share purchase warrants exercised	—	11

	96,573,616	489,904

Balance at December 31, 2006	178,142,682	$548,069

Issues for cash
New issue gross proceeds	10,114,995	105,419
New issue gross issue costs	—	(3,268)
Exercise of stock options	1,367,962	5,102
Exercise of share purchase warrants	2,592	12
Issued for mineral property acquisition	103,000	947
Fair value of stock options exercised	—	6,663
Fair value of share purchase warrants exercised	—	5
Other	404	—

	11,588,953	114,880

Balance at December 31, 2007	189,731,635	$662,949

New Issues

In April 2007, the Company completed a private placement of 1,104,295 flow-through common shares at a price of CDN$16.30 per share for gross proceeds of $15,572,000 (CDN$18,000,000). The income tax benefits of this issue were renounced to the subscribers in February 2008.

In January 2007, the Company completed a private placement of 9,010,700 common shares at a price of CDN$11.75 per share for gross proceeds of $89,847,000 (CDN$105,876,000).

In December 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of CDN$7.75 per share for gross proceeds of $5,692,000 (CDN$6,587,500). The income tax benefits of this issue were renounced to the subscribers in February 2006.

In October 2005, the Company completed a private placement of 6,000,000 common shares at a price of CDN$7.50 per share for gross proceeds of $38,011,000 (CDN$45,000,000).

Acquisition Related Issues

In January 2007, the Company issued 103,000 common shares at a price of CDN$10.81 per share for a total value of $947,000 (CDN$1,113,000) as part of the acquisition of a U.S. uranium property (see note 7).

In December 2006, the Company issued 87,991,160 shares at a value of $441,147,000 (CDN$505,069,000) as part of the acquisition of DMI (see note 4).

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company. As at December 31, 2007, the Company estimates that it has spent CDN$10,207,000 of the CDN$18,000,000 April 2007 flow-through share issue obligation. The Company renounced the tax benefit of this issue to subscribers in February 2008.

16.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and associated dollar amount is presented below:

	Weighted Average	Number of	Fair
	Exercise Price	Common Shares	Value
(in thousands except share amounts)	Per Share (CDN$)	Issuable	Amount

Balance outstanding at September 30, 2005	—	—	$—

Warrants assumed on acquisition of DMI	8.69	9,573,267	11,744
Warrants exercised	5.21	(5,760)	(11)

Balance outstanding at December 31, 2006	8.70	9,567,507	$11,733

Warrants exercised	5.21	(2,592)	(5)

Balance outstanding at December 31, 2007	8.70	9,564,915	$11,728

Balance exercisable at December 31, 2007	8.70	9,564,915	$11,728

Balance of common shares issuable by warrant series
November 2004 series (1)		3,156,915	5,898
March 2006 series (2)		6,408,000	5,830

Balance outstanding at December 31, 2007		9,564,915	$11,728

(1)	The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009;

(2)	The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011;
17.	CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

	December 31,	December 31,
(in thousands)	2007	2006

Balance, beginning of period	$30,752	$1,803

Options assumed on acquisition of DMI	—	25,635
Stock-based compensation expense (note 18)	1,382	6,203
Fair value of stock options exercised	(6,663)	(2,889)

Balance, end of period	$25,471	$30,752

18.	STOCK OPTIONS

On November 20, 2006, the Company’s shareholders approved amendments to the Company’s stock-based compensation plan (the “Plan”). The Plan, as amended, provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at December 31, 2007, an aggregate of 9,939,000 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

		2007		2006
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number of	Price per	Number of	Price per
	Common	Share	Common	Share
	Shares	(CDN $)	Shares	(CDN $)

Stock options outstanding, beginning of period	6,648,316	$6.23	1,863,000	$2.62
Assumed on acquisition of DMI (1)	—		4,064,012	3.87
Granted	717,000	11.19	2,458,000	10.03
Exercised	(1,367,962)	4.21	(1,726,696)	2.20
Expired	(36,000)	10.74	(10,000)	5.27

Stock options outstanding, end of the period	5,961,354	$7.27	6,648,316	$6.23

Stock options exercisable, end of period	5,520,872	$6.96	6,503,315	$6.25

(1)	The stock options assumed by the Company on the acquisition of DMI have been adjusted to reflect the 2.88 exchange ratio (see note 4).
A summary of stock options outstanding of the Company at December 31, 2007 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.88 to $4.87	6.48	1,044,555	$2.14
$5.02 to $7.53	7.28	2,225,799	5.29
$10.08 to $15.30	2.10	2,691,000	10.89

Stock options outstanding, end of period	4.80	5,961,354	$7.27

Outstanding options expire between January 2008 and October 2016.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the year:

	2007	2006

Risk-free interest rate	3.95% to 4.46%	3.60% — 4.18%
Expected stock price volatility	46.4% — 63.0%	48.3% — 69.3%
Expected life	2.1 — 3.5 years	2.0 years
Expected dividend yield	—	—
Fair value per share under options granted	CDN$3.18 — CDN$5.32	CDN$1.87 — CDN$3.19

Stock-based compensation has been recognized in the consolidated statement of operations as follows:

(in thousands)	2007	2006

Mineral property exploration	$236	$833
General and administrative	1,146	5,370

	$1,382	$6,203

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At December 31, 2007, the Company had an additional $1,130,000 in stock-based compensation expense to be recognized periodically to August 2010.

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME

A continuity summary of accumulated other comprehensive income is as follows:

(in thousands)	2007	2006

Cumulative foreign currency translation gain (loss)
Balance, beginning of period	$(8,498)	$—
Change in foreign currency translation	101,354	(8,498)

Balance, end of period	92,856	(8,498)

Unrealized gains on investments
Balance, beginning of period	—	—
Unrealized gains as at January 1, 2007, net of tax (1)	24,842	—
Net increase (decrease) in unrealized gains, net of tax (2)	(6,742)	—

Balance, end of period	18,100	—

Accumulated other comprehensive income, end of period	$110,956	$(8,498)

(1)	Reflects the adoption of CICA Section 3855 on January 1, 2007.

(2)	Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement. During 2007, approximately $16,836,000 of gains were realized and reclassified to the income statement within “Other income, net”.

20.	OTHER INCOME, NET

The elements of other income, net in the statement of operations is as follows:

(in thousands)	2007	2006	2005

Net interest and other income	$5,665	$2,614	$699
Gain (loss) on foreign exchange	(9,671)	1,915	560
Gain (loss) on sale of land and equipment	(18)	(24)	100
Gain on sale of portfolio investments (note 6)	45,115	—	2,939
Gain (loss) on sale of restricted investments	536	(270)	(63)
Equity loss of affiliates (note 6)	—	(4,003)	(1,493)
Dilution gain of affiliates (note 6)	—	7,167	2,098
Minority interest	—	—	917

Other income, net	$41,627	$7,399	$5,757

21.	SEGMENTED INFORMATION

Business Segments

The Company operates in 2 primary segments — the mining segment and the corporate and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The corporate and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For 2007, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	32,915	34,736	—	—	9,113	76,764

Expenses
Operating expenses	27,012	14,598	—	—	5,428	47,038
Sales royalties and capital taxes	2,215	—	—	—	86	2,301
Mineral property exploration	16,638	126	—	4,048	151	20,963
General and administrative	—	—	—	—	13,469	13,469

	45,865	14,724	—	4,048	19,134	83,771

Income (loss) from operations	(12,950)	20,012	—	(4,048)	(10,021)	(7,007)

Revenues — supplemental:
Uranium concentrates	32,915	32,210	—	—	—	65,125
Environmental services	—	—	—	—	4,723	4,723
Management fees and commissions	—	—	—	—	4,390	4,390
Other	—	2,526	—	—	—	2,526

	32,915	34,736	—	—	9,113	76,764

Long-lived assets:
Property, plant and equipment
Plant and equipment	86,810	38,981	314	88	1,899	128,092
Mineral properties	369,066	18,601	209,694	2,370	—	599,731
Intangibles	—	484	—	—	6,495	6,979
Goodwill	122,330	—	—	—	—	122,330

	578,206	58,066	210,008	2,458	8,394	857,132

For 2006, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	7,575	1,492	—	—	655	9,722

Expenses
Operating expenses	5,860	908	—	—	255	7,023
Sales royalties and capital taxes	414	—	—	—	6	420
Mineral property exploration	10,838	—	—	3,939	13	14,790
Mineral property write-downs	—	—	—	204	—	204
General and administrative	—	—	—	—	11,379	11,379

	17,112	908	—	4,143	11,653	33,816

Income (loss) from operations	(9,537)	584	—	(4,143)	(10,998)	(24,094)

Revenues — supplemental:
Uranium concentrates	7,575	—	—	—	—	7,575
Environmental services	—	—	—	—	221	221
Management fees and commissions	—	—	—	—	430	430
Other	—	1,492	—	—	4	1,496

	7,575	1,492	—	—	655	9,722

Long-lived assets:
Property, plant and equipment Plant and equipment	68,203	8,776	—	49	1,205	78,233
Mineral properties	320,390	4,738	—	195	15	325,338
Intangibles	—	547	—	—	10,297	10,844
Goodwill	102,841	—	—	—	—	102,841

	491,434	14,061	—	244	11,517	517,246

For 2005, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	—	51	—	—	80	131

Expenses
Operating expenses	—	2,477	—	—	65	2,542
Mineral property exploration	6,426	—	—	1,682	—	8,108
Mineral property write-downs	—	—	—	1,761	—	1,761
General and administrative	—	—	—	—	4,537	4,537

	6,426	2,477	—	3,443	4,602	16,948

Loss from operations	(6,426)	(2,426)	—	(3,443)	(4,522)	(16,817)

Revenues — supplemental:
Other	—	51	—	—	80	131

	—	51	—	—	80	131

Long-lived assets:
Property, plant and equipment
Plant and equipment	80	2,966	—	80	92	3,218
Mineral properties	936	2,462	—	150	—	3,548
Intangibles	—	625	—	—	—	625

	1,016	6,053	—	230	92	7,391

Revenue Concentration

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. During 2007, three customers accounted for approximately 91% of total revenues. During 2006, two customers accounted for approximately 79% of total revenues. During 2005, a process milling customer accounted for approximately 33% of total revenues.

22.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.

The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000). The credit facility terminated on the earlier of repayment or May 10, 2007 and was collateralized by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also applied at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn CDN$11,000,000 under the facility. The temporary credit facility was fully repaid and cancelled on April 10, 2007.

In June 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.

The following transactions were incurred with UPC for the periods noted:

(in thousands)	2007	2006 (1)

Revenue
Uranium sales	$9,750	$—
Management fees (including expenses)	2,301	94
Commission fees on purchase and sale of uranium	2,089	336
Other income (expense):
Loan interest under credit facility	202	57
Standby fee under credit facility	9	3

	$14,351	$490

(1)	The related party transactions for UPC reflect activity from December 1, 2006 to December 31, 2006 only due to the acquisition of DMI.
At December 31, 2007, accounts receivable includes $377,000 due from UPC with respect to the fees indicated above.

Other

During 2007, the Company had the following additional related party transactions:
a)	sold 16,562,500 shares of Fortress to a company associated with the Chairman of the Company for gross proceeds of approximately CDN$20,703,000;

b)	incurred management and administrative service fees of $251,000 (2006: $237,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At December 31, 2007, an amount of $9,000 (2006: $100,000) was due to this company; and

c)	provided executive and administrative services to Fortress and charged an aggregate of $69,000 (2006: $112,000) for such services. At December 31, 2007, no amount (2006: $31,000) was due from Fortress relating to this agreement.
23.	JOINT VENTURE INTERESTS

The Company conducts a substantial portion of its production and exploration activities through joint ventures. The joint ventures allocate production and exploration expenses to each joint venture participant and the participant derives revenue directly from the sale of such product. The Company records its proportionate share of assets, liabilities and operating costs of the joint ventures.

A summary of joint venture information is as follows:

(in thousands)	2007	2006

Operating expenses	$26,179	$5,799
Mineral property exploration	14,009	8,850
Mineral property write-downs	—	186
General and administrative	63	91
Net other income	(46)	7

Loss for the period before taxes	40,205	14,933

Current assets	21,044	13,912
Property, plant and equipment Plant and equipment	85,997	67,492
Mineral properties	371,437	319,015
Intangibles	484	547
Goodwill	—	—
Current liabilities	4,177	3,133
Long-term liabilities	2,712	2,226

Net investment in joint ventures	$472,073	$395,607

24.	SUPPLEMENTAL CASH FLOW INFORMATION

(in thousands)	2007	2006	2005

Changes in non-cash working capital items:
Decrease (increase) in trade and other receivables	$(28,443)	$(7,175)	$1,065
Decrease (increase) in inventories	(9,468)	(4,414)	(2,134)
Decrease (increase) in other current assets	(687)	(145)	283
Increase (decrease) in accounts payable and accrued liabilities	14,636	(379)	115
Increase (decrease) in reclamation obligations	(436)	(39)	331
Increase (decrease) in deferred revenue	(1,480)	67	216
Funding of post-retirement benefits	(432)	(16)	—

Net change in non-cash working capital items	$(26,310)	(12,101)	(124)

25.	FINANCIAL INSTRUMENTS
Credit Risk
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, accounts receivable, amounts due from joint ventures, and restricted fixed income securities. The Company deposits cash and cash equivalents with financial institutions it believes to be creditworthy, principally in money market funds, which may at certain times, exceed federally insured levels. The Company’s restricted investments consist of investments in U.S. government bonds, commercial paper and high-grade corporate bonds with maturities extending beyond 90 days. The Company performs ongoing credit evaluation of its customers’ financial condition and, in most cases, requires no collateral from its customers. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.
Fair Values
The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.
The fair values of the Company’s restricted investments in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds approximate carrying values.
26.	COMMITMENTS AND CONTINGENCIES
General Legal Matters
The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.
Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.
Performance Bonds and Letters of Credit
In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2007, the Company had outstanding bonds and letters of credit of $22,966,000 of which $15,849,000 was collateralized by restricted cash (see note 8).

Others
The Company has committed to payments under various operating leases. The future minimum lease payments are as follows:

(in thousands)

2008	$767
2009	502
2010	472
2011	387
2012	256
2013 and thereafter	369

27.	SUBSEQUENT EVENTS
In March, 2008, the Company put in place a Cdn$25,000,000 uncommitted secured revolving credit facility with the Bank of Nova Scotia. It is secured by the assets of Denison Mines Inc.
28.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. Material differences between financial statement items under Canadian GAAP and the amounts determined under U.S. GAAP are as follows:
a)	Cash and Equivalents
U.S. GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents. In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as a financing activity. At December 31, 2007 $7,862,000 of funds raised from the issue of flow-through shares remained (December 31, 2006: nil).
b)	Long-Term Investments
In 2005 and 2006, Canadian GAAP required portfolio investments to be carried at the lower of cost and estimated fair market value. In 2007, Canadian GAAP harmonized its accounting standard with that of the U.S. Under U.S. GAAP, a difference existed in 2005 and 2006 since portfolio investments that are classified as available-for-sale securities are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as other comprehensive income, a separate component of shareholders’ equity.
c)	Plant and Equipment
Under Canadian GAAP, the Company’s surplus assets held for resale were depreciated to an amount less than net realizable value. Under U.S. GAAP, assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.
d)	Mineral Properties
Under Canadian GAAP, the Company expenses exploration and development expenditures on mineral properties not sufficiently advanced to identify their development potential. At the point in time that management feels that the mineral property has sufficient development potential, costs are accumulated and recorded as mineral property assets. Under U.S. GAAP, all mine project related costs incurred before a commercially mineable deposit is established are expensed as incurred. The U.S defines a commercially mineable deposit as one with proven and probable reserves and a bankable feasibility study.
e)	Joint Ventures
Under Canadian GAAP, investments in jointly-controlled entities are permitted to be accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in jointly-controlled entities are accounted for using the equity method. Although there are material differences between these accounting methods, the Company relies on an accommodation of the United States Securities and Exchange Commission (“SEC”) permitting the Company to exclude the disclosure of such differences which affect only the display and classification of financial statement items excluding shareholders’ equity and net income.

f)	Goodwill
Under Canadian GAAP, the Company’s formation in 1997 through an amalgamation of IUC with Thornbury Capital Corporation (“Thornbury”) has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has been subsequently written off. As a result, the deficit and share capital of the Company are both reduced under U.S. GAAP.
g)	Liabilities
Under U.S. GAAP, the sale of flow-through shares results in a liability being recognized for the excess of the purchase price paid by the investors over the fair value of common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the expenditures is renounced, the liability is reversed and a future income tax liability is recorded for the amount of the benefits renounced to third parties and an income tax expense is recognized. Under Canadian GAAP, an adjustment to share capital is recorded for recognized future tax liabilities related to the renunciation of flow-through share expenditures.
h)	Dilution Gains
Under Canadian GAAP, gains on dilution of interests in a subsidiary or equity interest are recognized in income in the period in which they occur. Under U.S. GAAP, the gain on dilution is not recognized if it results from the sale of securities by a company in the exploration stage and instead is accounted for as a capital transaction.
i)	Foreign Currency Translation
In 2006, Canadian GAAP required unrealized translation gains and losses as a result of translating self-sustaining operations under the current rate method to be accumulated in a cumulative translation adjustment account as a separate component of shareholders’ equity. In 2007, Canadian GAAP harmonized its standards with that of the U.S. Under U.S. GAAP, these unrealized translation gains and losses are shown as an adjustment to other comprehensive income.
The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would be as follows:

	December 31, 2007
	Canadian				U.S.
	GAAP			Adjustments	GAAP

Cash and cash equivalents	$19,680	(a	)	$(7,862)	$11,818
Property, plant and equipment	727,823	(d	)	(16,444)	711,379
Restricted investments	17,797	(a	)	7,862	25,659
Accounts payable and accrued liabilities	22,642	(g	)	3,114	25,756
Future income tax liability	141,525	(d	)	(4,621)	136,904
Share capital	662,949	(f	)	(616)
		(g	)	(3,114)	659,219
Additional paid-in capital	—	(h	)	9,814	9,814
Deficit	(14,834)	(d	)	(16,098)
		(d	)	4,621
		(f	)	616
		(h	)	(9,814)	(35,509)
Accumulated other comprehensive income	110,956	(d	)	(346)	110,610

	December 31, 2006
	Canadian				U.S.
	GAAP			Adjustments	GAAP

Investments	$16,600	(b	)	$25,008	$41,608
Property, plant & equipment	403,571	(c	)	301	403,872
Future income tax liability	92,204	(b	)	1,838	94,042
Share capital	548,069	(f	)	(616)	547,453
Additional paid-in capital	—	(h	)	9,814	9,814
Deficit	(62,078)	(b	)	2,162
		(c	)	301
		(f	)	616
		(h	)	(9,814)	(68,813)
Cumulative translation adjustment	(8,498)	(i	)	8,498	—
Accumulated other comprehensive income	—	(b	)	25,008
		(b	)	(4,000)
	—	(i	)	(8,498)	12,510

The consolidated statements of operations and deficit and comprehensive income, adjusted to comply with U.S. GAAP, would be as follows:

			2007	2006	2005

Net income (loss) for the period, Canadian GAAP			$47,244	$(16,998)	$(11,450)
Depreciation of assets held for resale	(c	)	(301)	—	(31)
Adjust capitalized mineral property amounts, net of tax of $4,621	(d	)	(11,477)	—	—
Adjust dilution gain from equity interests	(h	)	—	(7,167)	(2,098)

Net income (loss) for the period, U.S. GAAP			$35,466	$(24,165)	$(13,579)

Comprehensive income, U.S. GAAP
Net income (loss) for the period, U.S. GAAP			$35,466	$(24,165)	$(13,579)
Unrealized gain on available-for-sale securities	(b	)	(6,742)	17,735	2,370
Cumulative foreign currency translation adjustment	(i	)	104,842	(8,498)	—

Comprehensive income (loss), U.S. GAAP			133,566	(14,928)	(11,209)

Basic net income (loss) per share, U.S. GAAP			$0.19	$(0.26)	$(0.17)
Diluted net Income (loss) per share, U.S. GAAP			$0.18	$(0.26)	$(0.17)

The consolidated statements of cash flows, adjusted to comply with U.S. GAAP, would be as follows:

			2007	2006	2005

Net cash provided by (used in) operating activities:
Under Canadian GAAP			$(23,084)	$(27,494)	$(12,192)
Adjustment for capitalized mineral property amounts	(d	)	(11,477)	—	—

Under U.S. GAAP			$(34,561)	$(27,494)	$(12,192)

Net cash provided by (used in) investing activities:
Under Canadian GAAP			$(158,469)	$45,752	$281
Adjustment for capitalized mineral property amounts	(d	)	11,477	—	—

Under U.S. GAAP			$(146,992)	$45,752	$281

Net cash provided by (used in) financing activities:
Under Canadian GAAP			$107,215	$45,835	$5,977
Restricted cash from flow-through financings	(a	)	(7,862)	—	(4,128)

Under U.S. GAAP			$99,353	$45,835	$1,849

Impact of New Accounting Pronouncements

a)	FASB Statement No. 157: Fair Value Measurements (“SFAS 157”) effective for 2008 establishes a framework for measurement of fair value under generally accepted accounting principles and expands the disclosure requirements covering fair value measurement. In February 2008, the FASB amended SFAS 157 to exclude leasing transactions and to delay the effective date by one year for non financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non recurring basis. The Company is in the process of determining the effect, if any, the adoption of SFAS 157 will have on its financial statements.

b)	FASB Statement No. 159: The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS 159”) allows an entity to choose to measure many financial instruments and certain other items at fair value, with subsequent changes in fair value being recognized as unrealized gains or losses in the income statement in the period in which the change occurred. The Statement is effective for fiscal years beginning on or after November 15, 2007. The Company does not expect a material affect on its financial results as a result of adopting this standard.

c)	FASB Statement No. 160: Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”) and FASB Statement No. 141R: Business Combinations (“SFAS 141R”) are both effective for annual periods beginning after December 15, 2008. SFAS 160 requires that third party ownership interests in subsidiaries be presented separately in the equity section of the balance sheet. In addition, the income attributable to the noncontrolling interest will now be included in consolidated net income and will be deducted separately at the bottom of the income statement. SFAS 141R requires that most identifiable assets, liabilities (including obligations for contingent consideration), noncontrolling interests and goodwill be recorded at “full fair value”. Also, for step acquisitions, the acquirer will be required to re-measure its noncontrolling equity investment in the acquiree at fair value as of the date control is obtained and recognize any gain or loss in income. The Company has yet to complete its evaluation of the impact of these pronouncements.